UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38591

Pinduoduo Inc.

28/F, No. 533 Loushanguan Road, Changning District

Shanghai, 200051

People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment and Departure of Vice President of Finance

On December 30, 2021, Pinduoduo Inc. (the “Company”) announced that Jun Liu, will succeed Jing Ma as Vice President of Finance of the Company, effective January 1, 2022. Jing Ma resigned his position as Vice President of Finance for personal reasons.

“Tony has made significant contributions to our leadership succession planning,” said Lei Chen, Chairman and Chief Executive Officer of Pinduoduo. “I would like to thank Tony for his contributions, particularly in strengthening our financial management systems and paving the way for many promising young leaders in our finance team to rise up. I wish him all the best in his future endeavours.”

“Jun has been with the company for over four years. She has taken leadership roles across various functions in finance,” Chen added, “I’m pleased to see her stepping up to more responsibilities. As mentioned during the recent earnings, we plan to promote more young leaders to critical roles.”

Ms. Liu has served as director of finance of the Company since 2017. Prior to joining the Company, Ms. Liu was director of finance at Xiaohongshu.com and associate director of finance at Light-In-The-Box Limited. From 2005 to 2013, she was an associate and then manager at PricewaterhouseCoopers Consultants (Shenzhen) Limited. Ms. Liu received her bachelor’s degree in economics from Zhongnan University of Economics and Law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINDUODUO INC.

By	:	/s/ Lei Chen
Name	:	Lei Chen
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: December 30, 2021